The Emerging Germany Fund Inc.
Form N-SAR
For Period Ending 12/31/97
File No.  811-6038
Attachment per Item 77
Sub-Item 77Q.2
Information called for
by Item 403 of Regulation S-X

Section 30(f) Beneficial Ownership Report
Section 30 (f) of the Investment Company Act of 1940 requires the Company's officers, directors, investment adviser, affiliated persons of its investment adviser, and the beneficial owners of more than 10% of the Company's Capital Stock to file initial reports of ownership and reports of changes of ownership with the Securities and Exchange Commission and the New
York Stock Exchange, and to provide copies of such reports to the Company.

Based solely on a review of the copies of such reports received by the Company and written representations by reporting persons that no additional reports are due the Company is of the opinion that all Section 30(f) requirements for 1997 were satisfied, except as follows.

Eamonn F. Dolan and Joachim Madler, as members of the Board of Managers of Dresdner RCM Global Investors LLC ("Dresdner RCM"), the Company's investment adviser, may be required to file reports under Section 30(f), but did not file on a timely basis an initial report of ownership on Form 3. This information was subsequently reported on Form 5. Jacob Saliba, a member of the Board of Directors of the Company failed to file on a timely basis a change in ownership on Form 4. This information was subsequently